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                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                            -------------------

                               SCHEDULE 13D
                 Under the Securities Exchange Act of 1934

                               -------------

                             (Amendment No. 3)

                              MK GOLD COMPANY
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                             (Name of Issuer)

  Common Stock, par value $.01 per                  55305P100
               share
-----------------------------------   -----------------------------------
   (Title of class of securities)                (CUSIP number)

                          Stephen E. Jacobs, Esq.
                          Weil, Gotshal & Manges
                             767 Fifth Avenue
                           New York, N.Y. 10153
                              (212) 310-8000
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    (Name, address and telephone number of person authorized to receive notices and communications)

                              August 18, 1995
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          (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box   [_].

Check the following box if a fee is being paid with the statement   [_].

(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                     (Continued on following page(s))

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 CUSIP No.       55305P100               13D


     1     NAME OF REPORTING PERSON:    Leucadia National Corporation

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [_]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  N/A

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      New York
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       9,000,000
     SHARES
  BENEFICIALLY    8   SHARED VOTING POWER:     None
    OWNED BY
      EACH        9   SOLE DISPOSITIVE POWER:  9,000,000
    REPORTING
   PERSON WITH   10   SHARED DISPOSITIVE       None
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       9,000,000
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  46.4%

    14     TYPE OF REPORTING PERSON:    CO
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               This constitutes Amendment No. 3 to the Schedule 13D (the
     "Schedule 13D") filed with the Securities and Exchange Commission (the "SEC") on May 23, 1995 by Leucadia National Corporation ("Leucadia"), with respect to the shares of common stock, par value $.01 per share (the "Common Stock") of MK Gold Company (the "Company"). Unless otherwise indicated, all capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D.

     Item 4.   Purpose of the Transaction
               --------------------------

               On August 18, 1995, the Board of Directors of the Company agreed to submit for shareholder approval, a merger transaction with a newly formed wholly-owned subsidiary of the Company, the effect of which would be to remove from the application of the provisions of
     Section 203 of the Delaware General Corporation Law ("Section 203"), certain transactions between the Company (and its subsidiaries) and Leucadia which otherwise would constitute "business combinations" under Section 203. The transactions, which would be subject to the approval of a majority of directors of the Company unaffiliated with Leucadia, would include the sale, transfer or pledge of less than all or substantially all of the assets of the Company, the issuance by the Company (or a subsidiary of the Company) of such company's stock and any loans, advances, guarantees, pledges or other financial benefits to the Company (or its subsidiaries) from which Leucadia receives a direct or indirect benefit.

               Adoption of such proposal would require the affirmative vote of 66 2/3% of the outstanding shares of Common Stock, excluding the Shares owned by Leucadia, pursuant to Section 203.

               Except as described above, Leucadia had no plans or proposals which would relate to or result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
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                                    SIGNATURE
                                    ---------

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

     Dated: August 21, 1995

                                        LEUCADIA NATIONAL CORPORATION

                                        By:    /s/ Joseph A. Orlando
                                            --------------------------
                                        Title:    Vice President and
                                                  Comptroller